SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       March         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: March 20, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, MARCH 20, 2006

AOSP resumes full production

Calgary, Alberta - Shell Canada announced today that the Athabasca Oil Sands Project (AOSP) has returned to full bitumen and synthetic crude production design rates, ahead of schedule, following the replacement of a damaged conveyor belt at the mine.

On February 24, 2006, a major tear was discovered in the conveyor belt that transports ore from the crushers in the mine to the bitumen extraction plant. Using an undamaged portion of the belt, the mine maintained production at approximately one-third of design rate until a full shutdown was initiated on March 14, 2006 to install a new belt. Belt installation proceeded more quickly than anticipated and both the mine and upgrader have now returned to full design rates. A root cause analysis of the conveyor belt tear was conducted and changes in maintenance practices and belt operating procedures have been implemented at the mine.

The Scotford Upgrader was also able to sustain production at approximately one-third of design rate since the belt failure on February 24, 2006. Shell’s Scotford Refinery, which receives synthetic crude from the upgrader, successfully secured alternate feedstock and customer supply was not an issue during this period.

The AOSP consists of the Muskeg River Mine, located about 75 kilometres north of Fort McMurray, Alberta and the Scotford Upgrader, located near Fort Saskatchewan, northeast of Edmonton. The AOSP is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). The Scotford Refinery, located adjacent to the Scotford Upgrader, is owned 100 per cent by Shell Canada Limited.

Media Inquiries:	Investor Inquiries:

Janet Annesley	Ken Lawrence
Manager, Public Affairs - Oil Sands	Manager, Investor Relations
(403) 691-2023	(403) 691-2175

This document contains “forward-looking statements” based upon management’s assessment of the Corporation’s operations. The forward-looking statements contained in this document include references to future production and operational reliability. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Corporation’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, operating conditions, operating costs, labour availability, material and equipment shortages and other factors, many of which are beyond the control of the Corporation. Although the Corporation believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.